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                               November 12, 2021

       Edgard Maroun
       Chief Executive Officer
       Anghami Inc
       16th Floor, Al-Khatem Tower, WeWork Hub71
       Abu Dhabi Global Market Square
       Al Maryah Island, Abu Dhabi

                                                        Re: Anghami Inc.
                                                            Amendment No. 1 to
Registration Statement filed on Form F-4
                                                            Filed October 28,
2021
                                                            File No. 333-260234

       Dear Mr. Maroun:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2021 letter.

       Amendment No. 1 to Registration Statement filed on Form F-4

       Unaudited Pro Forma Combined Financial Information
       Unaudited Pro Forma Combined Statement of Comprehensive Income For the six months period ended June 30, 2021, page 92

   1.                                                   Your disclosure on page
86 states that the pro forma combined statement of
                                                        comprehensive income
for the six months ended June 30, 2021 combines the historical statement of
comprehensive income of Anghami for the six months ended June 30, 2021 and statement of
operations of VMAC for the six months ended June 30, 2021, giving effect to the
transactions as if they had occurred as of the earliest period presented.
Please
                                                        clarify why you include
the adjustment noted in paragraph (E.i)(iv), relating to the excess
 Edgard Maroun
Anghami Inc
November 12, 2021
Page 2
         of the fair value of the shares issued over the value of the net monetary assets acquired in the Proposed Transactions, in the pro forma combined statement of comprehensive income for the six months ended June 30, 2021. In this regard, it appears that the transaction is reflected as if it occurred on December 1, 2020 and this expense is recognized in the pro forma income statement for the year ended December 31, 2020.
Certain Unaudited Prospective Financial Information of Anghami, page 116

2. We note your revised disclosure on page 20 in response to prior comment 2. Please clarify your basis for your assumption that the amount of marketing spend you expect to make and the amount you expect to spend to acquire new Ad-Supported free services will result in the specific number of additional free users and paying subscribers that you assume in your projections.
3. Clarify if the churn rates, Ad-Supported Free users-to-Premium subscriber conversion rates, and ARPU for Premium subscribers, used in your projections, are consistent with historical rates. If not, please explain the differences and your basis for the rates assumed.
4. Clarify your basis for your assumption that Adjusted Advertising Revenue is 25% of
         Anghami   s Adjusted Subscription Revenue. Clarify if this is
consistent with historical
         percentages. If not, please explain the difference and your basis for the percentage assumed.
Consolidated Financial Statements Anghami
Notes to Consolidated Financial Statements
10 Income Tax, page F-89

5. We note your response to prior comment 10. Please further clarify how your service agreements with Telco companies qualify as subsidiary, associate or joint venture arrangements, as required by paragraph 2 of IAS 12, and why it is appropriate to include these taxes in income taxes. Further, while we note that your response states that the
FirstName LastNameEdgard Maroun
       withholding tax incurred on income generated from Telco partners is less than 2% of
Comapany    NameAnghami
       revenue   and less thanInc
                                3% of total assets, please clarify how you
assessed the materiality of
       these12,
November     taxes
                2021onPage
                       gross2 profit and operating losses for the periods presented.
FirstName LastName
 Edgard Maroun
FirstName LastNameEdgard Maroun
Anghami Inc
Comapany 12,
November  NameAnghami
              2021        Inc
November
Page 3    12, 2021 Page 3
FirstName LastName
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Donald Ainscow